SECURITIES AND EXCHANGE COMMISSION

                   Washington, DC 20549

                         FORM 6-K

            REPORT OF FOREIGN PRIVATE ISSUER
          PURSUANT TO RULE 13a-16 OR 15d-16 OF
           THE SECURITIES EXCHANGE ACT OF 1934

                For the month of AUGUST, 2003
              -------------------------------

          P.T.Indonesian Satellite Corporation
    (Translation of Registrant's Name into English)

                     Indosat Building
               Jalan Medan Merdeka Barat, 21
                 Jakarta 10110 - Indonesia
         (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.)

            Form 20-F   X        Form 40-F ____
                      -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information of the Commission to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.)

            Yes  _____     No     X
                                -----

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.)





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               <Logo Indosat Appear Here>

      FIRST CALL OF INDOSATS FIXED WIRELESS ACCESS

Jakarta,  21  August 2003. PT Indosat Tbk (Indosat)
today conducted the first call of its fixed wireless
access (First Call of Indosats Fixed Wireless Access).
The first call was conducted   between   Mr.   Agum
Gumelar, Minister of Communication at Indosats headquarter in Jakarta, and Mr.Djamhari Sirat, the Director General Post and Telecommunication in Surabaya

This First call was conducted as Indosats commitment to Indonesian Government and the society for the development of telecommunication in Indonesia. The success of this first call will drive and encourage
Indosats management and employees as well as other related parties to give their best efforts in preparing for the commercial fixed wireless services, said
Widya Purnama, President Director of Indosat, after accompanying Minister of Communication in conducting the first call.

In accordance with our previous release, Indosat had appointed ZTE Co.Ltd (ZTE) to prepare and install fixed wireless infrastructures to ensure that the first call can be successfully conducted in August 2003.

This moment is an important milestone for Indosat to prepare itself in domestic telecommunication business, mentioned Widya. Indosat plans to roll out its fixed wireless infrastructures in cooperation with some partners through a revenue sharing scheme.
We expect that after the regulation on fixed wireless services is finalized, Indosat can commercially provide fixed wireless services by end 2003 added Widya.

The first call of Indosats Fixed Wireless Access ceremony was also attended by Paskibraka for year
2003 (a team of selected students who raised the National Flag during the Independence Day Celebration in the Presidential Palace). We expect that by attending the first call ceremony the Paskibraka team members could broaden their knowledge in telecommunication industry and technology.

Indosat is a leading telecommunication and information provider in Indonesia providing : cellular,fixed telecommunication and multimedia, data communication & internet (MIDI). In the first quarter 2003, cellular business contributed 55% of Companys operating revenues,IDD (27%) and MIDI & others (18%). Indosats shares are listed in the Jakarta and Surabaya Stock
Exchanges (JSX:ISAT) and its American Depository
Shares are listed in the New York Stock Exchange
(NYSE:IIT).


For further information please contact :

Corporate Communications Division
Telp : 62-21-3869614
Fax  : 62-21-3804045
Email : investor @indosat.com
Website : www.indosat.com

Public Relations Department
Telp : 62-21-3869625
Fax  : 62-21-3812617
E-mail : publicrelations@indosat.com
Website : www.indosat.com

                    SIGNATURES

Pursuant to the requirements of the Securities
Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


             P.T.Indonesian Satellite Corporation Tbk


Date: August 21, 2003 By: /s/ Widya Purnama
                   -------------------------------
                   Name: Widya Purnama
                   Title: President